

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES RENEWAL OF ITS NORMAL COURSE ISSUER BID

WINNIPEG, CANADA – (May 30, 2019) Medicure Inc. (**"Medicure"** or the **"Company"**) (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, is pleased to announce that the TSX Venture Exchange (**"TSXV"**) has accepted the Company's notice of intention to make a normal course issuer bid (**"NCIB"**).

Under the terms of the NCIB, Medicure may acquire up to an aggregate of **761,141** common shares. In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, Medicure believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

As of May 29, 2019, the Company had **15,222,813** common shares outstanding, of which **6,758,666** common shares represent the public float of Medicure. Under TSXV policies, Medicure is entitled to purchase up to the maximum of **761,141** common shares, representing 5% of the common shares outstanding, over the 12 month period that the NCIB is in place.

The NCIB will commence on May 30, 2019 and will end on May 29, 2020, or on such earlier date as Medicure may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. (**"PI"**) acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announces that it has entered into an automatic share purchase plan with PI (the "**Plan**") in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

Under the Company's previous NCIB, which expired on May 27, 2019, the Company purchased and cancelled 771,900 of its common shares between May 28, 2018 and May 27, 2019 for a total cost to the Company of $5.1 million.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's

U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the availability of cash for purchases of common shares under the Plan, the existence of alternative uses for the Company's cash resources and compliance with applicable laws and regulations pertaining to the normal course issuer bid. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.